Exhibit 1.02

Amphenol Corporation

Conflict Minerals Report

For The Year Ended December 31, 2013

This report (this “Conflict Minerals Report”) for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the “Rule”). The Rule was adopted by the Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements related to certain minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”). The Rule imposes certain reporting obligations on SEC registrants, like Amphenol Corporation (together with its subsidiaries, the “Company”, “Amphenol” “us” or “we”), whose manufactured products contain certain minerals or their derivatives which are necessary to the functionality or production of their products. These minerals include cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG” or “conflict minerals”) for the purposes of this assessment. These reporting obligations apply to registrants regardless of the geographic origin of the 3TG and whether or not they fund armed conflict in the Democratic Republic of the Congo (the “DRC”) or an adjoining country (together with the DRC, the “Covered Countries” or the “Conflict Region”).

This Conflict Minerals Report is not audited.

This Conflict Minerals Report has been prepared by management of the Company.  The information includes the activities of all majority-owned subsidiaries.

1. Company Overview

Amphenol is one of the world’s largest designers, manufacturers and marketers of electrical, electronic and fiber optic connectors, interconnect systems, antennas, sensors and sensor-based products and coaxial and high-speed specialty cable.  Amphenol designs, manufactures and assembles its products at facilities in the Americas, Europe, Asia, Australia and Africa and sells its products through its own global sales force, independent representatives and a global network of electronics distributors.  Amphenol has a diversified presence as a leader in high growth areas of the interconnect market including:  Automotive, Broadband Communications, Commercial Aerospace, Industrial, Information Technology and Data Communications, Military, Mobile Devices and Mobile Networks.  Amphenol Corporation was incorporated in Delaware in 1986, but certain businesses now part of the Company were formed as early as 1932. Our principal executive offices are located at 358 Hall Avenue, Wallingford, Connecticut, 06492.

2.  Conflict Minerals Philosophy and Guidelines

Our initial conflict minerals policy was crafted in 2010.  The key principals guiding the Company’s conflict minerals philosophy and the guidelines pursuant to which the Company’s current conflict minerals program was established are expressed in two documents as modified and updated from time-to-time: (i) the Product Stewardship Policy — Conflict Minerals; and (ii) The Amphenol Corporation Code of Business Conduct and Ethics.  Text from the relevant portions of these documents is set forth below:

(a)         Product Stewardship Policy — Conflict Minerals

PURPOSE

To outline Amphenol Corporation’s practices regarding the sourcing of Conflict Minerals as well as the verification of such practices.

SCOPE

This Policy applies to all employees of Amphenol Corporation (“Amphenol” or the “Company”) and its subsidiaries and affiliates. Amphenol will, as far as it is reasonably practicable, ensure that the Company’s activities, and those of its suppliers and sub-contractors, will comply with this Policy.

POLICY

Amphenol is committed to implementing programs and practices that promote environmental sustainability and social responsibility, while continually improving product quality and reliability. To that end, Amphenol is committed to ensuring its products are “DRC conflict-free”, that is, they do not contain metals derived from “conflict minerals”  -  columbite-tantalite (tantalum), cassiterite (tin), gold, wolframite (tungsten) - which directly or indirectly finance or benefit armed groups through mining or mineral trading in the Democratic Republic of the Congo (DRC) or an adjoining country.

In carrying out this policy, Amphenol will implement programs and practices that, wherever practicable:

•                  preclude the sourcing of conflict minerals from facilities in the DRC or adjoining countries that have not been certified as conflict free

•                  ensure that its suppliers have procedures in place to demonstrate and verify continuing conformance to this principle

•                  audit its suppliers for the continued accuracy of those verifications

•                  maintain records of verifications for both internal and/or external audit

•                  assign internal roles and responsibilities and provide appropriate staff training to manage program

•                  communicate the Company’s efforts to stakeholders

All Amphenol managers, employees, partners and suppliers are expected to adhere to the spirit as well as the letter of this Policy.

IMPLEMENTATION

The senior executive responsible for each local operating unit is ultimately responsible for stewardship of the products made there and shall:

•                  provide appropriate staffing and assign internal roles and responsibilities to manage the Product Stewardship — Conflict Minerals Program

•                  maintain an awareness of and familiarity with regional, national and multi-national (e.g., European Union) statutes, regulations, directives and criteria applicable to the operation

•                  develop and implement programs and procedures necessary to carry out this Policy, addressing existing and new product lines

•                  provide training to all affected employees of the requirements of this Policy and the implementation of its programs and procedures. In particular, those personnel who interface with Amphenol’s customers (e.g., sales and marketing, product designers, quality assurance staff) should be familiar with all material aspects of this programs

•                  maintain an adequate, verifiable database, consistent with the products being manufactured at a local operating unit, to facilitate transfer of information to customers and other stakeholders

The Company reserves the right to unilaterally terminate, suspend or amend this Policy at any time.

(b)         Section 12 of the Amphenol Corporation Code of Business Conduct and Ethics reads as follows:

CONFLICT MINERALS

The ores from which gold, tantalum, tin and tungsten are derived, that come from the Democratic Republic of the Congo and adjoining nearby countries (including Angola, Burundi, Central African Republic, The Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, and Zambia), which support the on-going conflicts in that region, are referred to herein as Conflict Minerals. It is believed that the proceeds of mining Conflict Minerals may contribute to armed conflict and human rights abuses. In support of initiatives to cut financing for this armed conflict and human rights abuses and in compliance with the regulations applicable to publicly traded companies, Amphenol has implemented programs and practices that are intended to:

•                  Confirm with reasonable certainty that the gold, tantalum, tin and tungsten purchased from suppliers and used in its products are not derived from Conflict Minerals

•                  Maintain, as necessary and appropriate, records of supplier verifications for both internal and/or external audit

•                  Assign internal roles and responsibilities and provide appropriate staff training to manage these programs and practices

•                  Communicate the Company’s efforts, as necessary and appropriate, to stakeholders

3.  Commitment

We have developed a process and are implementing a strategy to support the objectives of the Rule and our policy.  Our commitment includes:

•Developing policies and processes toward precluding the use of 3TG necessary to the functionality or production of our product(s) that finance or benefit armed groups in the Conflict Region.

•Not knowingly procuring specified minerals that originate from facilities in the Conflict Region that are not certified as conflict free.

•Expecting suppliers whose products contain 3TG to establish policies, due diligence frameworks, and management systems consistent with the Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk-Areas that are designed to accomplish these goals, and requiring their suppliers to do the same.

Amphenol believes in establishing and maintaining long-term relationships with suppliers whenever possible. However, if we determine that any supplier is, or a reasonable risk exists that such supplier may be, violating this policy, we will require the supplier to commit to, devise and undertake suitable corrective action to move to a conflict-free source. If suitable action is not taken, we will look to alternative sources for the product. Amphenol’s efforts are not to ban procurement of 3TG from the DRC and adjoining countries, but to assure procurement from responsible sources in the region. If we determine that any of the components of our products contain 3TG from a mine or facility that is “non-conflict free”, we will work towards transitioning to components and materials that are “conflict free”.

4.  Supply Chain Overview

Amphenol has a complex, broad and dynamic supply chain.  In many cases, the presence of 3TG in our supply chain is obvious, particularly in the case of raw materials.  Nevertheless, we performed a comprehensive analysis of our product components and raw materials, and the role our suppliers serve in both our manufacturing and product delivery processes.  Through this analysis we determined that many contain 3TG, triggering obligations under the Rule.  We also determined that 3TG is a small portion of overall materials content.  We don’t source directly from mines, smelters or refiners.  Rather, in almost all cases we are many levels removed from the mines, smelters or refiners.

5. Reasonable Country of Origin Inquiry and Due Diligence

Subsequent to its supply chain overview, the Company sought to determine whether its necessary 3TG originated in the Covered Countries.  Amphenol’s primary methodology to achieve this objective is to rely upon our direct and sub-tier suppliers to provide information on the origin of the 3TG contained in components and materials supplied to us.

We reached out to our suppliers that provide components or materials that are likely to contain 3TG.  Initially we conducted supplier training designed to educate certain key suppliers regarding the relevant, emerging SEC requirements and Amphenol’s due diligence expectations.  We launched our conflict minerals due diligence communication survey to key suppliers in 2012, and sought to reach all suppliers of components or materials containing 3TG in 2013.

Due to the breadth and complexity of Amphenol’ products and respective supply chains, it will take time for many of our suppliers to verify the origin of all of the 3TG.  We aim to further develop transparency into our supply chain through our supply chain reasonable country of origin inquiry and due diligence processes, driving accountability within the supply chain by leveraging our compliance program, and continuing our supplier outreach efforts.

5.1. Due Diligence Process

(a)         Design of Our Due Diligence and Description of the Due Diligence Process

Our due diligence processes and efforts have been developed in conjunction with reference to the 2nd edition of the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Guidance”) and the related supplements for gold and for tin, tantalum and tungsten.

Our conflict minerals due diligence process included: the development of a Conflict Minerals Policy, establishment of governance structures with cross functional team members and senior executives, communication to, and engagement of, suppliers, due diligence compliance process and measurement, record keeping and escalation procedures.  The measures discussed below are not all of the measures we took in furtherance of our conflict minerals compliance program or pursuant to the Rule and the OECD Guidance.  In addition, some of the measures discussed below are not expressly provided for in the OECD Guidance.

(b)         Internal Team

Amphenol has established a management system for complying with the Rule and implementing our compliance program. This management system operates within the Company’s Product Stewardship Group led by our Director EHS & Support Services, and includes a team of subject matter experts from relevant functions such as, legal, purchasing, quality assurance, corporate sustainability programs, manufacturing and environmental health and safety. The Director EHS & Support Services acts as the conflict minerals program manager. Senior management is briefed about the process and results on a regular basis.

(c)          Management Systems and Policies

As described above, Amphenol has included a provision in the Amphenol Corporation Code of Business Conduct and Ethics regarding Conflict Minerals.  This provision is cited above and is also posted on our website at: www.amphenol.com, and can be found by clicking on “Investors”, “Governance” and then “Code of Business Conduct”.  The Product Stewardship Policy — Conflict Minerals also governs our conflict minerals approach.  The information contained on our website is not incorporated by reference into this Conflict Minerals Report or our Form SD and should not be considered part of this Conflict Minerals Report or the Form SD.

(d)         Reasonable Country of Origin Inquiry

Amphenol has a decentralized management structure designed to encourage local accountability and responsibility for management responsibilities.  Pursuant to this structure, each local operating unit reports into a group management structure particular to a certain product line or market focus.  In 2013, there were eight such operating groups, each led by a Group General Manager who reports to our Chief Executive Officer.

Each individual operating unit in the Company evaluated its product lines to determine whether it manufactured or contracted to manufacture products for which 3TG are necessary to functionality or production.  Then, with respect to the related procurement of materials or components containing 3TG, each individual operating unit conducted its own reasonable country of origin inquiry (“RCOI”).  Thus, each operating unit identified its suppliers, narrowed the group of relevant suppliers to those providing materials or supplies that could potentially contain 3TG, and then interfaced with those suppliers to conduct a RCOI.  To assist with completion of this task, management and key product stewardship personnel of each of these groups were given RCOI materials prepared with reference to the OECD Guidance and we held internal training sessions delivered by the internal team regarding our RCOI process.

The operating units conducted outreach, training, and an extensive surveying project of our supply chain through the use of questionnaires prepared by our internal team with reference to the OECD Guidance.  Each operating unit reported the results of its surveying project to group management.  Group management then provided certificates to Amphenol headquarters with the results of their inquiries.

The supplier responses to our RCOI have been electronically archived.  The operating units collectively identified 17,534 vendor identification codes, some of which are likely duplicative given the Company’s decentralized management structure. Of these, they determined 4,241 to potentially be within the scope of our RCOI. Of these 4,241 suppliers potentially within the scope of the RCOI, the Company sent 4,241 requests for information and received 3,621 responses to our requests for information. Each local operating unit relied on these supplier’s responses to provide us with information about the source of 3TG contained in the components supplied to us. Many of our direct suppliers are similarly reliant upon information provided by their suppliers.

Feedback from this engagement and process has allowed us to render the conclusions in this Conflict Minerals Report.

(e)          Escalation Procedure

We have a policy to follow-up to identify and escalate any identified issues associated with non-responsiveness or problematic responses to our RCOI.

(f)           Maintain Records

Amphenol has established our due diligence compliance process and set forth documentation and record maintenance mechanisms to ensure the retaining of relevant documentation in an electronic database.

6.  Results of RCOI and Due Diligence

Through its good faith RCOI, Amphenol has no reason to believe any of the 3TG necessary to the functionality or production of its products is financing or benefiting armed conflict in the DRC or its adjoining countries, but has concluded that portions of our 2013 supply chain remain “DRC conflict undeterminable”. We have reached this conclusion because we have been unable to determine the origin of at least a portion of the 3TG used in our products.

In the course of our RCOI and related due diligence, Amphenol determined that one of its suppliers was providing capacitors which contained tantalum coming from the Kisengo Mine in Katanga Province, DRC.  This finding was escalated in compliance with our escalation procedure.  Through further diligence and inquiry, the Company received information from its supplier that this mine is conflict free.

7. Due Diligence Risk Mitigation and Maturation

As we move towards enhancing our due diligence program, we intend to continue to mitigate any possible risk that the necessary conflict minerals in our products could benefit armed groups in the Conflict Region.  In furtherance of this goal, we strive to enhance supplier communication, training and escalation processes to improve due diligence data accuracy and completion.  To the extent we were to discover that any of our suppliers are sourcing from smelters or refiners that support conflict, Amphenol will work toward using alternate sources within a reasonable time frame.

8. Identify and Assess Risk in the Supply Chain

Because of our size, the breadth and complexity of the raw materials and components used in our products, and the constant evolution of our supply chain, it is difficult to identify actors downstream from our direct suppliers. The Company will continue to seek to identify cost effective methodologies and to monitor practices used by other companies to enhance visibility to subsequent tiers of the supply chain.

9. Audit of Supply Chain Due Diligence

Amphenol does not have a direct relationship with 3TG smelters and refiners, nor do we perform direct audits of these entities that provide our supply chain the 3TG. However, we do utilize information made available by and rely upon industry efforts to influence smelters and refineries to become audited and compliant through the Conflict-Free Sourcing Initiative’s Conflict-Free Smelter program.